LIQTECH INTERNATIONAL, INC.
Industriparken 22C

DK2750 Ballerup, Denmark

May 28, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	LiqTech International, Inc.
Request for Acceleration of Registration Statement on Form S-1, as amended
File No. 333-296258

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LiqTech International, Inc., a Nevada corporation (the “Company”), hereby requests acceleration of the effectiveness of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on June 1, 2026 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, K&L Gates LLP, requests by telephone that such Registration Statement be declared effective.

Please direct any questions or comments regarding this filing to Clayton Parker, Esq. of K&L Gates LLP, legal counsel to the Company, at (305) 539-3306.

Very truly yours,

/s/ David Noerby Foss Kowalczyk
Name: David Noerby Foss Kowalczyk Title: Chief Financial Officer and Chief Operating Officer